Exhibit 99.1

Press Release

Announcement of Changes to the Board of Directors

BEIJING, Oct 15, 2015— Board of Directors of iKang Healthcare Group, Inc. (“iKang” or the “Company”) (NASDAQ: KANG), announces the resignation of Mr. David Ying Zhang as an independent director and a member of the Compensation Committee of the Board.

The Chairman and the Board would like to convey their sincere gratitude for Mr. David Ying Zhang’s sustained contributions to the Company and wish him all the very best in his future endeavors.

At the same time, the Board welcomes Mr. Man Ho Kee Harry as a new independent director and member of the Compensation Committee of the Board.

Mr. Man has led investments in iKang as well as other companies in the internet and mobile sectors such as Momo Technology (Nasdaq: MOMO), 21Vianet (Nasdaq:VNET), Sungy Mobile (Nasdaq: GOMO), Editgrid, Mapbar, UMeng, Koudai and Kuaidi. Started his career as a management consultant with Arthur Andersen in 1998, Mr. Man has a distinguished career spanning over 15 years in investments in the mobile internet sector.

In 2008, Mr. Man joined Matrix Partners China as a founding member of the team with a focus on investments in the mobile internet sector. Prior to Matrix, Mr. Man is a Partner at WI Harper Group and led investments in their China office in the TMT sector. Before WI Harper, he led the corporate development teams of two US listed internet and mobile companies, Linktone Ltd. (NASDAQ: LTON) and Chinadotcom (Nasdaq: CHINA), and helped in their investments in various sectors, respectively.

“Harry brings a wealth of investment in the internet and mobile sectors and capital markets experience to further broaden the diversity of our Board as we continue to strengthen our market leadership in China’s private preventive healthcare services market and build the foundation for long-term mobile healthcare services to drive the transformative growth,” said Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang. “On behalf of the Board, I would like to take this opportunity to welcome and congratulate Harry on his new appointment.”

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2015, the Company served a total of 3.6 million customer visits under both corporate and individual programs.

As of October 15, 2015, iKang’s nationwide network consisted of 77(1) self-owned medical centers covering 22 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang and Shenyang, as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

(1) Among the 77 self-owned medical centers, three medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

Forward-looking Statements

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. For additional information on important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Ruby Yim

Email: ikang.ir@fleishman.com